January 22, 2025

Brian Knaley
Chief Executive Officer
Nuburu, Inc.
7442 S Tucsoan Way, Suite 130
Centennial, CO 80112

       Re: Nuburu, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed January 8, 2025
           File No. 333-281682
Dear Brian Knaley:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 10, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed January 22, 2025 General

1. Please update your executive and director compensation for the year ended December
       31, 2024. Refer to Item 11(l) of Form S-1.
 January 22, 2025
Page 2

       Please contact Jay Ingram at 202-551-3397 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:   Amy Bowler